Zentek Ltd.

Condensed Interim Consolidated Financial Statements

For the three and six months ended September 30, 2024 and 2023

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	As at September 30, 2024 $	As at March 31, 2024 $

ASSETS
Current assets
Cash and cash equivalents [note 12]	2,935,172	3,521,420
Accounts and other receivables - net [note 3]	247,933	296,530
Loan receivable [note 4]	531,479	543,263
Inventories [note 5]	1,059,180	1,421,982
Prepaids and deposits	250,248	465,758
Total current assets	5,024,012	6,248,953

Non-current assets
Inventories [note 5]	1,437,020	1,293,789
Property and equipment - net [note 6]	7,463,493	7,770,457
Exploration and evaluation assets [note 7]	7,335,009	7,271,857
Total non-current assets	16,235,522	16,336,103
Total assets	21,259,534	22,585,056

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	1,763,133	1,169,262
Current portion of lease liability [note 9]	161,308	151,129
Current portion of long-term debt [note 10]	511,535	498,613
Total current liabilities	2,435,976	1,819,004

Non-current liabilities
Lease liability [note 9]	250,631	333,727
Long-term debt [note 10]	-	259,114
Total non-current liabilities	250,631	592,841
Total liabilities	2,686,607	2,411,845

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	89,233,905	86,105,945
Warrants [note 11(b)]	89,737	-
Share-based payment reserve [note 11(c)]	9,773,116	10,216,329
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(80,996,331)	(76,621,563)
Total shareholders' equity	18,572,927	20,173,211
Total shareholders' equity and liabilities	21,259,534	22,585,056

Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]
Subsequent Events [note 18]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorised for issue by the Board of Directors on November 13, 2024.

Approved on behalf of the Board of Directors:

"Greg Fenton"	, Director

"Ilse Treurnicht"	, Director

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars) FOR THE THREE MONTHS ENDED SEPTEMBER 30	Three Months Ended September 31, 2024 $	Three Months Ended September 31, 2023 $	Six Months Ended September 31, 2024 $	Six Months Ended September 31, 2023 $
REVENUE
Sales	15,692	11,641	21,181	11,641

EXPENSES
Depreciation and amortisation [note 6]	154,101	151,244	306,964	291,059
Consulting fees	33,063	237,410	74,975	316,848
Directors fees [note 13]	63,125	36,250	126,250	66,250
Insurance	96,559	98,469	196,440	195,525
Investor relations and promotion	29,797	76,580	38,867	87,793
Listing and filing fees	44,410	24,875	136,667	118,340
Office expenses	27,673	38,700	55,962	71,741
Professional fees	326,768	362,833	703,814	771,558
Rent	74,523	92,218	148,883	215,835
Research and development	128,165	564,364	96,744	998,041
Salaries and benefits [note 13]	768,141	1,105,423	1,624,778	2,019,941
Share-based compensation [notes 11(c) and 13]	274,015	367,437	992,237	1,176,584
Supplies and materials	234,475	142,728	254,797	137,682
Travel	34,569	45,339	54,001	68,411
Other expenses [note 17]	60,194	183,175	111,272	364,810
	2,349,578	3,527,045	4,922,651	6,900,418

Loss before other income (expenses)	(2,333,886)	(3,515,404)	(4,901,470)	(6,888,777)
Interest income	32,640	105,613	73,253	249,015
Interest expense	(223,652)	(29,014)	(250,033)	(53,758)
Loss on disposal of equipment	-	(149,342)	-	(149,342)
Other income (expense) [note 8]	(520,131)	28,505	(519,968)	38,358
Government grants [note 16]	-	154,391	-	243,213
Total other income (expense)	(711,143)	110,153	(696,748)	327,486

Net loss and comprehensive loss for the period	(3,045,029)	(3,405,251)	(5,598,218)	(6,561,291)

Basic and diluted net loss per share [note 15]	(0.03)	(0.03)	(0.05)	(0.07)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Shares to be Issued $	Deficit $	Total Shareholders' Equity $

Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202
Stock options exercised [note 11(a)]	1,451,938	732,000	-	(619,000)	-	-	113,000
Shares cancelled [note 11(a)]	(106,800)	(197,920)	-	-	-	-	(197,920)
Share issued	2,999	2,399	-	-	-	-	2,399
Recognition of share-based compensation [note 11(c)]	-	-	-	1,176,584	-	-	1,176,584
Net loss and comprehensive loss for the period	-	-	-	-	-	(6,561,291)	(6,561,291)
Balance as at September 30, 2023	100,882,119	86,290,878	-	10,913,195	472,500	(72,759,599)	24,916,974

Balance as at March 31, 2024	100,819,577	86,105,945	-	10,216,329	472,500	(76,621,563)	20,173,211
Issuance of units [note 11(a)]	2,361,500	2,980,213	89,737	-	-	-	3,069,950
Unit issue costs	-	(73,624)	-	-	-	-	(73,624)
Stock options exercised [note 11(a)]	943,338	312,000	-	(212,000)	-	-	100,000
Stock options expired [note 11(c)]	-	-	-	(1,223,450)	-	1,223,450	-
Shares purchased for cancellation [note 11(a)]	(59,600)	(90,629)	-	-	-	-	(90,629)
Recognition of share-based compensation [note 11(c)]	-	-	-	992,237	-	-	992,237
Net loss and comprehensive loss for the period	-	-	-	-	-	(5,598,218)	(5,598,218)
Balance as at September 30, 2024	104,064,815	89,233,905	89,737	9,773,116	472,500	(80,996,331)	18,572,927

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

ZENTEK LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	Six Months Ended September 30, 2024 $	Six Months Ended September 30, 2023 $

OPERATING ACTIVITIES
Loss for the period	(5,598,218)	(6,561,291)
Items not affecting cash
Depreciation and amortisation [note 6]	306,964	291,059
Loan receivable accrued interest	(42)	(14,973)
Loss on disposal of equipment	-	149,342
Share-based compensation [note 11(c)]	992,237	1,176,584
Valuation allowance (recovery) on inventory [note 5]	168,825	-
Net change in non-cash working capital balances [note 12]	884,094	515,188
Cash flows used in operating activities	(3,246,140)	(4,444,091)

INVESTING ACTIVITIES
Loan receivable advanced	(2,587)	(35,790)
Loan receivable repayment	14,413	2,500,000
Mineral exploration and evaluation expenditures capitalised	(63,152)	(196,375)
Purchase of property and equipment [notes 6 and 12]	-	(282,243)
Cash flows from (used in) investing activities	(51,326)	1,985,592

FINANCING ACTIVITIES
Payments on lease liability [note 9]	(72,917)	(64,771)
Payments on long-term debt [note 10]	(246,192)	(240,353)
Proceeds from stock options exercised [note 11(a)]	100,000	113,000
Shares purchased for cancellation [note 11(a)]	(90,629)	(197,920)
Units issued [note 11(a)]	3,069,950	-
Unit issue costs	(48,994)	-
Cash flows used in financing activities	2,711,218	(390,044)

Change in cash and cash equivalents during the period	(586,248)	(2,848,543)
Cash and cash equivalents, beginning of period	3,521,420	10,357,317
Cash and cash equivalents, end of period	2,935,172	7,508,774

Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

These unaudited condensed interim consolidated financial statements of the Company for the three and six months ended September 30, 2024 were approved and authorised for issue by the Board of Directors on November 13, 2024.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

As at September 30, 2024, the Company had not yet achieved profitable operations and had an accumulated deficit of $80,276,331 and expects to incur further losses in the development of its business. These events and conditions indicate that a material uncertainty exists that cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2024 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2024 in addition to the new standards and amendments adopted as detailed below.

Certain IFRS pronouncements were issued that were mandatory for accounting periods beginning on or after April 1, 2024. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2024:

IAS 1 - Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants. The amendments require that an entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement for at least twelve months after the reporting period. In addition, If an entity's right to defer is subject to the entity complying with specified conditions, such conditions affect whether that right exists at the end of the reporting period, if the entity is required to comply with the condition on or before the end of the reporting period and not if the entity is required to comply with the conditions after the reporting period. The amendments also provide clarification on the meaning of 'settlement' for the purpose of classifying a liability as current or non-current.

b) Future changes in accounting standards

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2025:

Lack of Exchangeability (Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates)

The Company is currently assessing the impact of these new accounting standards and amendments. The Company does not expect any of the standards issued by the IASB, but are yet to be effective, to have a material impact on the Company.

c) Significant judgements

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2024, the Company applied the critical judgements and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2024.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

3. ACCOUNTS AND OTHER RECEIVABLES

	September 30, 2024 $	March 31, 2024 $

HST recoverable	191,769	174,158
Other receivables	40,744	27,292
Accrued interest receivable on guaranteed investment certificates	15,420	32,791
Government grants receivable	-	60,850
Trade receivables	-	1,439
Total accounts and other receivables	247,933	296,530

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan was originally secured by mortgages against two properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023. As a result of the sale of one property held as security in June 2023, a partial payment of $2,500,000 was received and applied against the loan receivable. The security against this sold property was released accordingly.

On November 9, 2023, an amended and restated promissory note for the remaining balance was completed with a new maturity date of March 29, 2024.

On April 16, 2024, the Company entered into an amended and restated promissory note with a revised maturity date of October 31, 2024.

The Company performed an analysis of collectability and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	September 30, 2024 $	March 31, 2024 $

Loan balance, beginning of period	543,263	2,983,642
Loans advanced	2,587	36,882
Principal payments received	(14,413)	(2,500,000)
Interest earned	15,042	72,739
Interest payments received	(15,000)	(50,000)
Loan balance, end of period	531,479	543,263

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

5. INVENTORIES

	September 30, 2024 $	March 31, 2024 $

Raw materials	2,513,347	2,513,413
Finished goods	355,231	405,911
Allowance for impairment	(372,378)	(203,553)
Total inventories	2,496,200	2,715,771
Less: non-current portion	(1,437,020)	(1,293,789)
Total current portion of inventories	1,059,180	1,421,982

The cost of inventories recognized as an expense and included in supplies and materials amounted to $29,032 during the three months ended September 30, 2024 (2023: $45,206) and $64,094 during the six months ended September 30, 2024 (2023: $19,975).

The change in the allowance for impairment of inventory in the amount of $168,825 (March 31, 2024: $203,553) was recognized as an expense and included in supplies and materials.

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the six-month period ended September 30, 2024.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2024	7,315,571	454,886	7,770,457
Less: depreciation	(226,366)	(80,598)	(306,964)
Property and equipment as at September 30, 2024	7,089,205	374,288	7,463,493

The following is a reconciliation of changes in the balances of property and equipment for the six-month period ended September 30, 2023.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2023	7,720,661	615,206	8,335,867
Less: depreciation	(210,461)	(80,598)	(291,059)
Less: disposals	(149,342)	-	(149,342)
Plus: purchases	188,037	-	188,037
Property and equipment as at September 30, 2023	7,548,895	534,608	8,083,503

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2024: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property

Balance at March 31, 2023	$7,000,000
Expenditures	196,375
Balance at September 30, 2023	7,196,375

Balance at March 31, 2024	7,271,857
Expenditures	63,152
Balance at September 30, 2024	7,335,009

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2024 $	March 31, 2024 $
Trade payables	493,880	541,311
Accrued liabilities	549,253	627,951
Flow-through share subscribers' income tax	427,000	-
Accrued interest	200,000	-
Part XII.6 tax payable	93,000	-
Total accounts payable and accrued liabilities	1,763,133	1,169,262

The Company is currently undergoing a Canada Revenue Agency ("CRA") audit of approximately $4 million flow-through share ("FTS") expenditures made and renounced during the fiscal years ended March 31, 2019 through March 31, 2022.

Based on current discussions with CRA, the Company has estimated its potential liabilities as a result of the CRA audit to be $720,000 consisting of the following amounts: $130,000 in Part XII.6 tax including interest of $37,000 and $590,000 in indemnification liability including interest of $161,000.

A provision of $720,000 has been recognized for this liability and included in accounts payable and accrued liabilities as at September 30, 2024. $520,000 is included in other expense and $200,000 in interest expense within the unaudited condensed interim consolidated statements of loss and comprehensive loss for the three and six month periods ending September 30, 2024.

Until the CRA audit is concluded, further amendments to the FTS expenditures renounced for the period from March 31, 2019 to March 31, 2022, may occur.  Such potential CRA amendments could create additional obligations for the Company to indemnify certain flow-through shareholders due to reductions in previously flowed through expenditures. The CRA audit may also result in additional Company obligations for penalties and interest related to reductions in prior-year FTS eligible expenditures.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

9. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension as described herein. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability relates to the above noted agreement. The lease liability as at September 30, 2024 and March 31, 2024 is as follows:

	September 30, 2024 $	March 31, 2024 $

Lease liability	411,939	484,856
Less: current portion	(161,308)	(151,129)
Long-term portion	250,631	333,727

Interest expense recognised on the lease liability for the three and six month periods ended September 30, 2024 was $14,304 and $29,803 respectively (2023: $18,642 and $31,529).

10. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by seven months with a new maturity date of October 1, 2025. The Company does not consider this extension to be a substantial modification to the vendor-take-back agreement.

	September 30, 2024 $	March 31, 2024 $
First mortgage payable in monthly installments of $43,764 including interest at 5% per annum, due October 1, 2025, with land and building, having a net book value of $1,888,829 (March 31, 2024: $1,910,158), pledged as collateral.	511,535	757,727
Less current portion	(511,535)	(498,613)
Total long-term debt	-	259,114

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the six months ended September 30, 2024, the Company completed a private placement in which a total of 2,361,500 units were issued at $1.30 per unit for gross proceeds of $3,069,950. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 per a period of two years. Unit issue costs associated with this private placement totaled $73,624.

During the six months ended September 30, 2024, the Company issued 943,338 common shares in connection with the exercise of 1,225,000 options (2023: 1,451,938 common shares on exercise of 1,900,000 options). The carrying value of the options, being $212,000 (2023: $619,000), was removed from share-based payment reserve and added to share capital. Of the 1,225,000 (2023: 1,900,000) options exercised, 975,000 (2023: 1,800,000) were exercised using a "cashless" exercise method whereby 281,662 (2023: 448,062) fewer shares were issued than exercised as compensation for the $390,000 (2023: $918,000) that would have otherwise been received by the Company upon exercise.

During the six months ended September 30, 2024, the Company also purchased, and subsequently cancelled, 59,600 (2023: 106,800) of its own common shares at a cost of $90,629 (2023: $197,920).

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as at September 30, 2024 are as follows:

	Exercise Price $	Grant Date Fair Value $	September 30, 2024 #

Expiry Date

August 19, 2026	3.00	89,737	1,180,750

The following is a summary of warrants activity for the six months ended September 30, 2024:

	Six months ended September 30, 2024
	Number	Weighted average exercise price
		$
Balance, beginning of period	-	-
Granted	1,180,750	3.00
Exercised	-	-
Expired	-	-
Balance, end of year	1,180,750	3.00

The Company had no share purchase warrants outstanding as of March 31, 2024 and September 30, 2023.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve

During the six months ended September 30, 2024, the Company issued 2,000,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.42 to $1.52. The grant date fair value of these stock options was $1,802,247. The vesting period for the stock options issued was as follows: 621,250 at the date of issuance; 661,250 after 12 months from the date of issuance; 621,250 after 24 months from the date of issuance; and 96,250 after 36 months from the date of issuance.

In addition, during the six months ended September 30, 2024, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 5,000 stock options to a consultant at an exercise price of $1.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 1,667 on June 1, 2024; 1,667 on June 1, 2025; and 1,666 on June 1, 2026.

During the six months ended September 30, 2023, the Company issued 850,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $2.12 to $2.24. The grant date fair value of these stock options was $1,154,250. The vesting period for the stock options issued was as follows: 283,333 at the date of issuance; 216,667 after 6 months from the date of issuance; 283,333 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the six months ended September 30 is presented below:

	Triera		The Company
	Sept 30, 2024	Sept 30, 2023	Sept 30, 2024	Sept 30, 2023
Expected dividend yield	0%	N/A	0%	0%
Expected volatility	98% to 120%	N/A	62% to 77%	83% to 90%
Expected forfeiture rate	0%	N/A	7%	5%
Risk-free interest rate	4.50%	N/A	4.0% to 4.5%	3.6% to 4.5%
Expected life	3 years	N/A	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the six months ended September 30, 2024 and 2023 is based on the Company's market close price over a prior period equal to the expected life of the options.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months Ended September 30, 2024	Three months Ended September 30, 2023	Six months Ended September 30, 2024	Six months Ended September 30, 2023
	$	$	$	$

Share-based compensation expense	274,015	367,437	992,237	1,176,584

Stock option and share-based payment activity for the periods ended September 30, 2024 and March 31, 2024 are summarised as follows:

	Six months ended September 30, 2024		Year ended March 31, 2024
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance, beginning of period	7,293,334	2.33	8,673,334	2.03
Granted	2,005,000	1.52	1,445,000	1.89
Exercised	(1,225,000)	0.40	(2,000,000)	0.54
Expired	(545,000)	3.73	(825,000)	2.72
Balance, end of period	7,528,334	2.33	7,293,334	2.33

At September 30, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
Range of exercise Prices	Number Outstanding as at Sept 30, 2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at Sept 30, 2024	Weighted Average Exercise Price CAD$
CAD$
$0.40 - $1.00	1,308,334	1.24	$0.63	1,240,000	$0.59
$1.01 - $4.00	4,700,000	3.27	$2.10	3,087,916	$2.38
$4.01 - $5.67	1,520,000	1.61	$4.50	1,520,000	$4.50
Totals	7,528,334	2.58	$2.33	5,847,916	$2.56

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
Range of exercise Prices	Number Outstanding as at Mar 31, 2024	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at Mar 31, 2024	Weighted Average Exercise Price CAD$
CAD$
$0.40 - $1.00	2,528,334	1.06	$0.55	2,398,334	$0.50
$1.01 - $4.00	3,025,000	2.52	$2.63	2,316,667	$2.81
$4.01 - $5.67	1,740,000	2.04	$4.46	1,740,000	$4.46
Totals	7,293,334	1.90	$2.33	6,455,001	$2.40

12. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	September 30, 2024 $	September 30, 2023 $

Accounts and other receivables	48,597	73,352
Inventories	50,746	(55,361)
Prepaids and deposits	215,510	439,700
Accounts payable and accrued liabilities	569,241	57,497
Total change in non-cash working capital balances	884,094	515,188

Supplementary disclosures:
Change in accounts payable relating to property and equipment	$-	$94,206

Cash and cash equivalents are comprised of:	September 30, 2024 $	March 31, 2024 $

Cash in bank	935,172	521,420
Cashable guaranteed investment certificate, variable rate, maturing January 2025	2,000,000	3,000,000
Total cash and cash equivalents	2,935,172	3,521,420

During the six months ended September 30, 2024, 975,000 (2023: 1,800,000) stock options were exercised using a "cashless" exercise method whereby 281,662 (2023: 448,062) fewer shares were issued than options exercised as compensation for the $390,000 (2023: $918,000) in cash that would have otherwise been received by the Company upon exercise.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the three and six months ended September 30, 2024 and 2023 were as follows:

	Three months Ended September 30, 2024	Three months Ended September 30, 2023	Six months Ended September 30, 2024	Six months Ended September 30, 2023
			$	$

Directors fees	63,125	36,250	126,250	66,250
Salaries and benefits	263,750	276,250	536,875	552,500
Share-based compensation	218,182	245,799	826,082	845,324
Total remuneration of key management personnel	545,057	558,299	1,489,207	1,464,074

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

14. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company. The trial commenced on October 21, 2024 with closing submissions expected to be completed in January 2025.

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three and six months ended September 30, 2024 is 102,670,152 and 101,798,008 respectively (2023: 100,699,578 and 100,142,434). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three and six months ended September 30, 2024 and September 30, 2023, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

16. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. The Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. The Company has also secured funding for ZENArmor Pigment Synthesis, Substrate Preparation and Coating from Public Works and Government Services Canada. Lastly, the Company has secured funding from Downsview Aerospace Innovation & Research Centre ("DAIR") Green Fund for passive icephobic coating testing.

Government grants received or receivable during the three and six months ended September 30, 2024 and 2023 were as follows:

	Three months Ended September 30, 2024	Three months Ended September 30, 2023	Six months Ended September 30, 2024	Six months Ended September 30, 2023
	$	$	$	$

National Research Council	-	-	-	46,322
Public Works and Government Services Canada	-	139,391	-	139,391
DAIR Green Fund	-	15,000	-	57,500
Total government grants received	-	154,391	-	243,213

ZENTEK LTD.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)

AS AT SEPTEMBER 30, 2024 AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

17. OTHER EXPENSES

	Three months Ended September 30, 2024	Three months Ended September 30, 2023	Six months Ended September 30, 2024	Six months Ended September 30, 2023
	$	$	$	$

Automotive	6,807	5,733	13,203	11,903
Bank fees	593	706	1,791	2,023
Dues and subscriptions	8,065	8,709	19,212	19,963
Freight and delivery	3,908	76,748	4,412	165,508
Meals and entertainment	8,893	15,254	18,000	29,413
Other expenses	4,127	14,114	11,561	34,434
Property taxes	8,424	7,796	16,784	15,751
Repairs and maintenance	9,538	44,849	17,520	70,058
Telephone	4,497	5,393	9,816	11,403
Utilities	5,342	3,873	(1,027)	4,354
Total other expenses	60,194	183,175	111,272	364,810

18. SUBSEQUENT EVENTS

On October 18, 2024, the Company listed to sell 24 Corporate Crt. in Guelph, Ontario which currently is the registered head office of the Company and is now being held for sale. Permission to list was given by the board of directors on June 21, 2024. The building and land are expected to sell during the next twelve months. The carrying value of the land and building at September 30, 2024 was approximately $1,900,000.

On November 5, 2024, the Company collected the loan receivable of $531,479 outstanding at September 30, 2024. No further amounts are owing related to this amended and restated promissory note.